June 5, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Steve K. Stone
Chief Financial Officer
725 Broad Street
Augusta, Georgia 30901

Re: Morris Publishing Group, LLC
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Commission file #: 333-112246

Dear Mr. Stone:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief